Exhibit 12.3

Ameren Illinois Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2007	2008	2009	2010(a)	2011
Net income from continuing operations	$56,011	$40,713	$133,360	$212,547	$195,731
Add- Taxes based on income	26,571	15,866	78,970	136,614	126,821

Net income before income taxes	82,582	56,579	212,330	349,161	322,552
Add- fixed charges:
Interest on short-term and long-term debt (b)	131,826	140,289	163,831	152,667	132,493
Estimated interest cost within rental expense	1,476	1,890	3,797	3,899	3,581
Amortization of net debt premium, discount, and expenses	10,624	11,058	6,317	5,250	5,234

Total fixed charges	143,926	153,237	173,945	161,816	141,308

Earnings available for fixed charges	226,508	209,816	386,275	510,977	463,860

Ratio of earnings to fixed charges	1.57	1.36	2.22	3.15	3.28

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	6,656	6,160	5,678	4,435	3,045
Adjustment to pretax basis	3,158	2,401	3,362	2,396	1,973

	9,814	8,561	9,040	6,831	5,018

Combined fixed charges and preferred stock dividend requirements	$153,740	$161,798	$182,985	$168,647	$146,326

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.47	1.29	2.11	3.02	3.17

(a)

Effective October 1, 2010, Central Illinois Light Company and Illinois Power Company merged with and into Central Illinois Public Service Company, with the surviving corporation renamed Ameren Illinois Company. In accordance with authoritative guidance, periods presented reflect the combined results for continuing operations. See Note 1 - Summary of Significant Accounting Policies of this Form 10-K for additional information.

(b)	Includes interest expense related to uncertain tax positons